July 13, 2009

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, D.C. 20549

Attention: Cicely LaMothe

RE:	CB Richard Ellis Group, Inc.
File No. 001-32205
Form 10-K for the year ended December 31, 2008

Dear Ms. LaMothe:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) of CB Richard Ellis Group, Inc. (the “Company”) in a letter dated June 30, 2009. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Selected Financial Data, page 32; Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 45, 51 and 53

1.	We have read and considered your response to comment one. We note that you believe that your impairment charge is similar to amortization expense, however your impairment charge relates to intangibles not subject to amortization. Also, your description of EBITDA differs from the description of EBITDA in Article 10(c) of Regulation S-K which does not include adjustments for impairment charges. As previously requested, explain to us how you considered the guidance in Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining whether it is appropriate to characterize this measure as “EBITDA.” Also explain how you considered disclosing why you believe it is useful to investors to disregard the impairment charge eliminated from the measure.

Company Response

The Company respectfully submits to the Staff that it continues to believe that the essence of amortization expense is intended to reflect the declining value of intangible assets. Given the size of the goodwill and intangible asset impairment charge incurred in 2008, the Company felt it would be helpful to investors to see this charge apart from amortization expense recorded in the normal course. However, given that the impairment charge reflects a decline in value of intangible assets, which is what amortization expense reflects, the Company believes it falls under the definition of amortization expense in the definition of EBITDA. The Company also considered the fact that goodwill was previously amortized prior to SFAS 142 in reaching this conclusion.

In the Company’s Form 10-K, it discloses that its calculation of EBITDA eliminates the accounting effects of acquisitions, which would include impairment charges of goodwill and intangible assets created from acquisitions. Further, the Company’s management uses EBITDA as a measure to evaluate the operating performance of its various business lines and for other discretionary purposes, including as a significant component when measuring its operating performance under its employee incentive programs. As the impairment charge is unrelated to the Company’s overall operating performance and not included in its computation of EBITDA, the Company felt it was useful to investors to exclude and separately identify the impairment charge to get a more accurate picture of its results from operations.

In summary, the Company affirms its position that it was appropriate to exclude its impairment charge related to goodwill and intangible assets as it feels that such charge falls under the definition of amortization expense. However, to ensure full compliance with Item 10(e) of Regulation S-K, the Company intends to enhance its disclosure in future filings where such a charge is present to more clearly indicate in such filings the reasons noted above as to why management believes its computation of EBITDA provides useful information to investors about the Company’s results of operations in order to assist a reader’s understanding of its use of this non-GAAP financial measure.

Note 15 – Commitments and Contingencies, page 116

2.	We have read and considered your response to comment five. Please tell us what your accounting policy is under SFAS 140, FIN 45 or SFAS 5 for recording a provision for the loss sharing arrangements with Fannie Mae. Also, please clarify whether you have been required to perform under this obligation and if so, tell us the dollar amount of the loss.

Company Response

The Company follows the guidance in SFAS No. 5, “Accounting for Contingencies” when recording a provision for the loss sharing arrangements with Fannie Mae. As of December 31, 2008, the Company has provided $173,000 of loan loss reserves in connection with this arrangement, but has not been required to perform under this obligation.

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	the Staff’s comments or the Company’s changes to its disclosures in response to the Staff’s letter does not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (310) 405-8905.

Sincerely,

/s/ Robert E. Sulentic
Robert E. Sulentic
Chief Financial Officer